Exhibit 3.2

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

CB Pharma Acquisition Corp. (ROC #291201) (the "Company")

TAKE NOTICE that at a general meeting of the shareholders of the Company dated 10 June 2016, the following special resolutions were passed:

THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by amending Article 48.4 by deleting the introduction of such section in its entirety and replacing it with the following:

48.4   In the event that the Company does not consummate a Business Combination by December 12, 2016;

THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by adding a new Article 48.12 as follows:

48.12  If the Company seeks to amend this Articles 48 prior to the consummation of any Business Combination or the distribution of the Trust Fund (notwithstanding Section 48.1), the Company shall provide holders of shares issued in the IPO with the opportunity to have such Shares repurchased by the Company for an amount equal to their pro rate share of the Trust Fund in connection with such amendment;

THAT, effective immediately, the name of the Company is changed from CB Pharma Acquisition Corp. to Origo Acquisition Corporation.

/s/ Salome Laidlaw

Salome Laidlaw
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 20th day of June 2016.